UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: May 19, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Press Release PT Telkom Indonesia (Persero) Tbk Maintain Their Commitment Towards the Enforcement of the Law and Good Corporate Governance Tel.48/PR 000/COP-K0F00000/2025

In connection with the determination and detention of 9 (nine) suspects of corruption of fictitious financing (fraud) at PT Telkom Indonesia (Persero) Tbk (“TELKOM”) by the DKI Jakarta High Prosecutor's Office on May 7, 2025, TELKOM hereby submits the following Official Statement:

1.	TELKOM Fully Support the Legal Process

Telkom respect and fully support the investigation process that is currently being conducted by the DKI Jakarta High Prosecutor’s Office. Telkom believes that transparent and accountable legal process is an important foundation to maintain integrity and public trust towards Telkom.

2.	TELKOM Appreciates Prosecutor’s Fast Response

TELKOM appreciates the DKI Jakarta High Prosecutor's Office for its quick action in following up the results of TELKOM's internal audit that has been submitted in order to support the spirit of the Bersih-bersih BUMN Program, launched by the Ministry of SOEs. The audit results are part of TELKOM's efforts to implement good corporate governance (GCG) by investigating alleged fraud that occurred between 2016 and 2018.

3.	TELKOM has Identified and Taken Action

TELKOM has been able to identify several problems and has taken a number of actions as a corrective effort to prevent the recurrence of similar problems. These actions include disciplinary enforcement against employees involved, asset recovery and changes in internal policies.

4.	Telkom’s Effort on Maintaining and Strengthening Good Corporate Governance

Telkom focuses on conducting thorough investigations into the alleged or current fraud incidents also prevents fraud from occurring in the future. Telkom's support for the investigation of this matter which was conducted by the DKI Jakarta High Prosecutor's Office on May 7, 2025, is part of TELKOM's ongoing efforts to strengthen GCG that upholds transparency, accountability, and compliance with the law, as well as enhancing TELKOM's internal integrity as a national strategic SOE.

5.	Telkom Keep Transforming
Telkom focuses on continuing its transformation, which aims to:
a.

Improve TELKOM's efficiency and agility in order to provide the best service for the community and maintain TELKOM's competitiveness in a competitive environment with fellow telcos and digital service providers.

b.

Optimize TELKOM's growth and anticipate business and technology development trends so that TELKOM remains relevant in the telecommunications and digital services industry, and so that TELKOM can always provide added value to stakeholders and contribute to the national interest.

	c.	Keep maintaining and strengthening Telkom’s implementation of GCG and ESG principles.

6.	Telkom Maintains Trusts and Focuses on Positive Contribution

TELKOM focuses on maintaining and strengthening the trust stakeholders, including customers, business partners, investors and society at broader range. TELKOM believes that with our GCG principles in place and professional management, TELKOM will continue to grow, develop and make a real contribution to the advancement of the telecommunications industry and Indonesia's digital transformation.

Thus, this Press Release. Finally, TELKOM invites all elements of the nation to continue to oversee the efforts to build TELKOM into a transparent, accountable, professional, and highly competitive SOE for a more advanced Indonesia.